SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 6 is being filed to reflect certain updates as reflected below:

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Recommendation”:

After careful consideration, including a thorough review of the terms and conditions of the Offer with Family Dollar’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, and by unanimous vote of all directors present at the meeting held on November 10, 2014 (at which meeting all of the directors were in attendance other than James G. Martin), reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(b)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

On November 19, 2014, Family Dollar announced that it had rescheduled the Special Meeting at which Family Dollar shareholders will vote on the Dollar Tree merger to December 23, 2014.

On December 5, 2014, Dollar Tree announced, among other things, that, in order to facilitate the FTC’s continued review of the Dollar Tree merger, Dollar Tree and Family Dollar have agreed not to close the Dollar Tree merger until January 30, 2015, unless the FTC completes its review of the Dollar Tree merger and terminates the waiting period at an earlier date. The text of the press release is as follows:

DOLLAR TREE PROVIDES UPDATE ON FTC’S REVIEW OF ITS PENDING ACQUISITION

OF FAMILY DOLLAR

•	Dollar Tree Makes Progress with Federal Trade Commission

•	Expects to Complete Financing for the Merger in January 2015

•	Expects to Complete Merger as early as February 2015

CHESAPEAKE, VA - December 5, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation’s leading operator of discount variety stores selling everything for $1 or less, today announced that it was providing an update regarding the status of the Federal Trade Commission’s (the “FTC”) review of its pending acquisition (the “Pending Merger”) of Family Dollar Stores, Inc. (NYSE: FDO) (“Family Dollar”).

FTC’s Review of the Pending Merger

Dollar Tree and Family Dollar have been actively engaging with the staff of the FTC as they review the Pending Merger. We believe that the FTC staff appreciates that Dollar Tree and Family Dollar are different retailers with complementary business models. Dollar Tree stores sell everything for $1 or less. Our product mix is constantly changing and includes a balance of things the consumer needs and things the consumer wants such as seasonal items, party goods, and other discretionary products. Our shopping experience is fun, fast, and friendly with surprising products engendering a thrill of the hunt atmosphere. Family Dollar sells primarily branded consumable products at multiple price points up to $20 or more. Their customers expect Family Dollar to carry the same assortment of products week in and week out. Our customers have no such expectation. Additionally, our customers do not have the same demographics or shopping objectives as Family Dollar’s customers, and our econometric analysis supports our opinion.

While recognizing these factors, the staff of the FTC is very focused on the discount retail sector (including how Family Dollar’s current pricing rules would impact store prices in a merger transaction) and has indicated that some divestitures will be required for the Pending Merger, which we believe will be no more than our original commitment in the July 27, 2014, Merger Agreement. Dollar Tree will work diligently with the FTC staff over the next few weeks concerning divestitures. Given the relatively small number of divestitures our transaction implicates, Dollar Tree does not expect any such divestiture to have a material impact on its plans for the combined organization. Furthermore, we believe that we will be in a position to complete the financing for the Pending Merger in January 2015 and to complete the Pending Merger as early as February 2015.

In explaining its rationale in regards to the Pending Merger, the staff of the FTC has expressed concerns regarding:

•	Family Dollar’s current pricing rules applicable to certain stores where prices may increase if a local Dollar Tree was not present,

•	certain overlaps between Family Dollar and multi-price Deals stores, and

•	certain areas where Family Dollar and Dollar Tree face only a limited number of competitors.

Implications of FTC’s Review of Dollar General’s Bid for Family Dollar

In connection with its unsolicited tender offer for Family Dollar (the “DG Bid”), Dollar General continues to refuse to agree to a “hell-or-high-water” commitment. Based on the foregoing concerns regarding the Pending Merger, Dollar Tree believes that the FTC may require divestitures far in excess of the 1,500 stores that Dollar General has offered to divest in its tender offer for Family Dollar:

•	While roughly 150 Family Dollar stores adjust prices due at least in part to the presence of Dollar Tree, about 5,400 Family Dollar stores adjust prices due at least in part to the presence of Dollar General.

•	Fewer than 50 Family Dollar stores are in zones where prices could rise by more than 2% on average under Family Dollar’s pricing rules in the absence of a Dollar Tree. By contrast, more than 3,300 Family Dollar stores are in zones where prices would rise by more than 2% on average under Family Dollar’s pricing rules in the absence of a Dollar General.

•	Competition between Family Dollar and Dollar General exhibits none of the mitigating factors noted above with respect to Dollar Tree. Family Dollar and Dollar General offer a similar shopping experience with similar products to similar customers in similar locations.

•	The econometric evidence developed during the course of this matter supports the conclusion that Dollar General is an extremely close competitor to Family Dollar, far closer than Dollar Tree.

As a result, the DG Bid entails fundamental risks to Family Dollar’s shareholders that are not present in the Pending Merger, namely we believe:

•	Dollar General may spend many months advocating and negotiating with the FTC with significant uncertainty as to the outcome,

•	The DG Bid may ultimately fail because the scope of the unprecedented FTC-required divestiture leads to an unacceptable loss of value or due to changes in the economy or because of changes in the debt markets or changes in the business or results of operation at Dollar General or Family Dollar that occur during the protracted FTC review and divestiture process,

•	Even if Dollar General is able to negotiate an acceptable divestiture number with the FTC, Dollar General may be unable to find and reach an agreement with an independent divestiture buyer or buyers who are acceptable to the FTC and willing to contractually commit to acquire so many stores on terms acceptable to Dollar General, the buyer or buyers, and the FTC,

•	The extended lack of clarity as to the identity of the stores to be divested may delay the ability of Dollar General, the divestiture buyer or buyers, and their lenders to complete due diligence and understand the economic performance of the stores identified for divestiture, and

•	The FTC may be unwilling to accept such a large and complicated divestiture, and may simply seek to block the DG Bid entirely.

Next Steps for the Pending Merger

The special meeting of Family Dollar shareholders to vote on the Pending Merger is currently scheduled for December 23, 2014. To facilitate the FTC’s continued review, and in light of the practicalities associated with the transaction, Dollar Tree and Family Dollar have agreed not to close the Pending Merger until January 30, 2015, unless the FTC completes its review of the Pending Merger and terminates the waiting period at an earlier date. Dollar Tree will continue to provide additional information as the special meeting date approaches.

On December 8, 2014, Family Dollar made a presentation to Institutional Shareholder Services Inc., which is filed as Exhibit (a)(10) to this Statement.

(c)	Item 4 of the Statement is hereby amended and supplemented by removing the title and first bullet point in the subsection titled “Reasons for Recommendation—3. The Dollar Tree merger may be in a position to close before the end of calendar year 2014, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation” and replacing them with the following:

3. We believe the Dollar Tree merger will be in a position to close as early as February 2015, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation.

Based on discussions with Dollar Tree and the FTC, we believe that the Dollar Tree merger will be in a position to close as early as February 2015, although we cannot provide assurance as to timing as a number of factors may cause the closing date for the Dollar Tree merger to extend later into the year.

Item 7. Purposes of the Transaction, Plans or Proposals.

(a)	Item 7 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph:

For the reasons discussed in the section entitled “Item 4. The Solicitation or Recommendation— Recommendation” above, the Board, by the unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, and by unanimous vote of all directors present at the meeting held on November 10, 2014 (at which meeting all of the directors were in attendance other than James G. Martin), reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

Item 8. Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection titled “Regulatory Issues in Connection with the Dollar Tree Merger”:

For a description of regulatory clearances required for the Dollar Tree merger pursuant to the Dollar Tree merger agreement, reference is made to Annex E hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex E is incorporated herein by reference and qualifies the foregoing in its entirety. On November 7, 2014, Dollar Tree announced that it had certified substantial compliance with the FTC’s second request for the Dollar Tree merger. On December 5, 2014, Dollar Tree announced that: (i) in order to facilitate the FTC’s review, Dollar Tree and Family Dollar agreed not to close the Dollar Tree merger prior to January 30, 2015, unless the FTC completes its review of the Dollar Tree merger and terminates the waiting period at an earlier date, (ii) the FTC has indicated that some divestitures will be required for the Dollar Tree merger, which Dollar Tree believes will be no more than 500 retail stores, and (iii) it does not expect any such divestiture to have a material impact on its plans for the combined company and believes the Dollar Tree merger will be in a position to close as early as February 2015.

Exhibits.

(a)	Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Exhibit

(a)(8)	Letter to stockholders of Family Dollar Stores, Inc., dated November 24, 2014 (filed with the SEC by Family Dollar on Form 425 on November 24, 2014)

(a)(9)	Letter to Employees, distributed by Family Dollar Stores, Inc. on December 5, 2014 (filed with the SEC by Family Dollar on Form 425 on December 5, 2014)

(a)(10)	Presentation to Institutional Shareholder Services Inc., dated December 8, 2014 (filed as Exhibit 99.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on December 8, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: December 8, 2014